TGK Entertainment, Inc.

Financial Statements

As of and for the Year Ended December 31, 2022

Together with Independent Accountants' Audit Report

MELLOR & ASSOCIATES PLLC
EXPERIENCED,MULTI-TOOLED PROFESSIONALS
6589 South 1300 East, Suite 120
Murray, UT 84121
Phone: 801-750-0605
Fax: 801-326-4730

Independent Accountants' Review Report

To Management
TGK Entertainment, Inc.
Mount Pleasant, SC

Opinion

We have audited the financial statements of TGK Entertainment, Inc., which comprise the balance sheet as of December 31, 2022, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of TGK Entertainment, Inc. as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of TGK Entertainment, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about TGK Entertainment, Inc.'s ability to continue as a going concern for one year after the date that the financial statements are issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of TGK Entertainment Inc’s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about 's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Mellor and Associates PLLC

Mellor and Associates, PLLC
Draper, UT
May 17, 2023

TGK Entertainment, Inc.
Balance Sheets

As of December 31,

	2022
Assets	
Current assets:	
Cash and cash equivalents	$ -
Related party receivable	-
Prepaid Expenses	5,000
Total current assets	5,000
Capitalized film production costs	224,177
Total assets	$ 229,177
Liabilities and Equity	
Current liabilities:	
Accounts payable	$ 23,733
Interest Payable	1,999
Related party payable	3,594
Note payable	199,851
Total current liabilities	229,177
Stockholders' equity:	
Common units: 10,000,000 and 5,000,000 units authorized and issued, no par value as of December 31, 2022	-
Series Seed preferred units: 2,500,000 authorized, no par value as of December 31, 2022	-
Non-voting CF preferred units: 2,500,000 authorized, no par value as of December 31, 2022	-
Retained earnings	-
Total stockholders' equity	-
Total liabilities and stockholders' equity	$ 229,177

See accompanying notes and independent accountants' audit report

TGK Entertainment, Inc.
Statements of Income

For the year ended December 31,

		2022
Revenues	$	-
Operating expenses:		
Licenses and permits		-
Shipping		-
Professional fees		-
General and administrative		-
Total operating expense		-
Other income		
Interest income		-
Net income	$	-

See accompanying notes and independent accountants' audit report

TGK Entertainment, Inc.
Statements of Stockholders' Equity

Year Ended December 31, 2022

	Common Stock		Series Seed preferred units		Non-voting CF preferred units			Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Retained Earnings	Equity
Balance at December 31, 2021	-	$ -	-	$ -	-	$ -	$ -	$ -
Net income	-	-	-	-	-	-	-	-
Add: Contributions	5,000,000	-	-	-	-	-	-	-
Balance at December 31, 2022	5,000,000	$ -	-	$ -	-	$ -	$ -	$ -

TGK Entertainment, Inc.
Statements of Cash Flows

For the year ended December 31,

		2022
Cash flows from operating activities:		
Net income (loss)	$	-
Decrease (increase) in:		
Related party receivables		-
Other assets		-
Increase (decrease) in:		
Accounts payable		-
Net cash used by operating activities		-
Cash flow from investing activities:		
Capitalized production costs		-
Net cash used in investing activities		-
Cash flow from financing activities:		
Contributions by members		-
Net change from note payable		-
Net cash provided by financing activities		-
Net increase in cash		-
Cash as of beginning of year		-
Cash as of end of year	$	-
Supplemental disclosure of non-cash activities		
Film production costs purchased through note payable	$	224,177

Note 1 - Organization and Nature of Operations

Basis of Presentation - TGK Entertainment, Inc., a South Carolina Corporation (the Company), was formed on April 6, 2022. The Company was converted from an LLC to a Corporation on March 16, 2023. The Company is planning to engage in the business of the production of a series presently entitled "the German King". The Company's current activities involve crowdfunding and production preparation. These activities are performed with the intention of funding and producing the series in exchange for revenue.

Basis of accounting - The financial statements of the Company have been prepared on the accrual basis of accounting principles generally accepted in the United States of America.

Note 2 - Summary of Significant Accounting Policies

A summary of the significant accounting policies applied in the preparation of the acCompanying financial statements is as follows:

Estimates in Financial Statements - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents.

Concentrations - The Company has not yet begun crowd funding, and receives the majority of its funding through Angel Studios, with whom they have a note payable with an outstanding balance of $199,851.

Income Taxes - The Company was organized in the state of South Carolina as a limited liability Company. As such, the Company has elected to be taxed as a corporation. Deferred income taxes arise form temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred taxes are classified as current or noncurrent, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or noncurrent depending on the periods in which the temporary difference are expected to reverse. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Temporary differences result primarily from the use of accelerated depreciation and amortization recovery methods for tax purposes, basis differences in assets and the deductibility of certain expenses for tax purposes. As of December 31, the Company had $0 in income tax assets and liabilities.

Note 3 - Capitalized film production costs

Since its inception in April 2022, the Company has been pursuing the development and production of a new series entitled "the German King". In this developmental process, the Company has incurred significant fees, licenses, and production expenses. As of December 31, 2022 these developmental expenses and costs amounted to $224,177, and are reported in these financial statements as capitalized film production costs.

Note 4 - Related Party Payable

Because the Company did not yet have a bank account or cash inflow from contributions or debt, certain of the Company's expenses in the year ended December 31, 2022 were paid by owners. The total amount to be paid back to these owners (at the time of their request) amounts to $3,594 as of December 31, 2022.

Note 5 - Note payable

The Company acquired a campaign booster loan in the amount of up to $1,000,000 in February 2022 for crowdfunding and production expenses. As of December 31, 2022 $199,851 was outstanding at a 12% per annum interest rate. The loan balance is due 5 days after the Borrower receives the aggregate of all funds raised from its offering campaign, and the date that is 12 months after the date of agreement. As of December 31, 2022, the Company had accrued $1,999 in capitalized interest expenses.

Note 6 - Member Units

Series Seed preferred units and Non-voting CF preferred units, or preferred units, are similar to common units of ownership with each unit having equal ownership, calculated by dividing the number of units owned by the total number of units outstanding. However, preferred units differ from common units in the following ways. Preferred units do not carry a right to vote or participate in any meetings of the Company, and preferred units include a right to receive distributions on a pro rata basis of initial capital contributions before payment of common unit distributions. As of December 31, 2022 2,500,000 Series Seed preferred units units have been authorized. For Non-voting CF preferred units, 2,500,000 units have been authorized as of December 31, 2022 .

Common units are units of ownership in the Company with each unit having equal ownership, calculated by dividing the number of units owned by total units outstanding. As of December 31, 2022 5,000,000 common units had been issued and were outstanding.

Note 7 - Collaborative Agreement

The Company entered into a collaborative agreement on February 19, 2022 with Angel Studios. The agreement was entered into in order for TGK Entertainment, Inc. to have access to Angel Studios' distribution channels. The agreement transfers all rights of "the German King" series to Angel Studios in exchange for Angel Studios paying advertising and other costs, and sharing revenue with TGK Entertainment. The collaborative agreement is conducted under GAAP. Because no revenue has yet been generated, no transactions attributable to the collaborative agreement have yet occurred.

Note 8 - Subsequent Events

Subsequent to year end the Company will begin its first round of crowdfunding. The success of the crowdfunding will determine the amount of equity funding the Company will receive towards producing "the German King" series.

The Company also plans to issue 10,000 of common stock to Angel Studios at no par value subsequent to year end.

On March 16, 2023, the Company elected to be converted from a limited liability Company to a corporation in accordance with the laws and provisions in the State of South Carolina.

The Company has valuated subsequent events and transactions for potential recognition or disclosure through May 17, 2023, which is the date the financial statements were available to be issued and determined there are no other events to disclose.